This filing relates to the proposed acquisition of IAA, Inc., a Delaware corporation (the “Company”), by Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada (“Parent”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022, as amended by that certain Amendment to the Agreement and Plan of Merger and Reorganization, dated as of January 22, 2023, by and among the Company, Parent, Ritchie Bros. Holdings Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of Parent (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings, and Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings.

Filed by Ritchie Bros. Auctioneers Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

Subject Company: IAA, Inc.
Commission File No.: 001-38580
Date: February 23, 2023

Images taken from the microsite at www.RBAspecialmeeting.com.

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Accelerating Our Transformation to Achieve Even
Higher Levels of Profitable Growth and Value Creation
Your vote is important to
unanimously recommends th
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Bros. Board of Directors
WHITE proxy card for each of
eeting.
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Investor Update
Ritchie Bros.' Acquisition of IAA
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Ritchie Bros.' Acquisition of IAA
RITCHIE BROS.

Accelerating Our Transformation to Achieve Even
Higher Levels of Profitable Growth and Value Creation
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unanimously recommends th
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Bros. Board of Directors
WHITE proxy card for each of
eting.
I Agree
Investor Update
Ritchie Bros.' Acquisition of IAA
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Investor Update
Ritchie Bros.' Acquisition of IAA
RITCHIE BROS.

Accelerating Our Transformation to Achieve Even
Higher Levels of Profitable Growth and Value Creation
Your vote is important to
unanimously recommends th
the pro
Bros. Board of Directors
WHITE proxy card for each of
eeting.
I Agree
Investor Update
Ritchie Bros.' Acquisition of IAA
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Investor Update
Ritchie Bros.' Acquisition of IAA
RITCHIE BROS.

Accelerating Our Transformation to Achieve Even
Higher Levels of Profitable Growth and Value Creation
Your vote is important to
unanimously recommends th
the pro
Bros. Board of Directors
WHITE proxy card for each of
eeting.
I Agree
Investor Update
Ritchie Bros.' Acquisition of IAA
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Investor Update
Ritchie Bros.' Acquisition of IAA
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Ritchie Bros.' Acquisition of IAA
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Ritchie Bros.' Acquisition of IAA
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Accelerating Our Transformation to Achieve Even
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Important Additional Information and Where to Find It
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Ritchie Bros.' Acquisition of IAA
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Ritchie Bros.' Acquisition of IAA
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Accelerating Our Transformation to Achieve Even
Higher Levels of Profitable Growth and Value Creation
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES IN CONNECTION WITH THE PROPOSED IAA TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, IAA AND THE PROPOSED IAA TRANSACTION.
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Higher Levels of Profitable Growth and Value Creation
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Ritchie Bros.' Acquisition of IAA
RITCHIE BROS.

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Higher Levels of Profitable Growth and Value Creation
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rb RITCHIE BROS. | IAA
Resources | Support for Transaction | In the Press | FAQ | How to Vote

Accelerating Our Transformation to Achieve Even Higher Levels of Profitable Growth and Value Creation

On March 14, 2023, Ritchie Bros. is scheduled to hold a Special Meeting of Shareholders to vote on proposals that are necessary to complete our previously announced acquisition of IAA.

This transaction advances Ritchie Bros.' strategic transformation underway and provides compelling growth opportunities that will enable us to continue our track record of superior shareholder returns. In fact, the value we see with the transaction substantially exceeds our standalone plan – potentially driving incremental value from cost synergies and revenue opportunities of up to $76 per Ritchie Bros. share.[1]

Your vote is important to ensuring that this value can be realized. The Ritchie Bros. Board of Directors unanimously recommends that Ritchie Bros. shareholders vote "**FOR**" on the **WHITE** proxy card for each of the proposals that are being considered at the Special Meeting.

How to Vote

Investor Update

Ritchie Bros.' Acquisition of IAA

Download Presentation

Investor Update
Ritchie Bros.' Acquisition of IAA
rb RITCHIE BROS.

Financially Compelling Transaction

~$350m - $900m
EBITDA opportunity, including cost savings and total revenue opportunities[2]

$100m - $120m+
highly realizable cost savings by the end of 2025[3]

~$250m - $780m
of incremental EBITDA from potential revenue opportunities[2]

Doubles Gross Transaction Value
and accretive to revenue growth, adjusted EBITDA[4] margin and adjusted EPS[5,6]

Strong Free Cash Flow
enabling deleveraging to targeted leverage ratio[7] of 2.0x within 24 months, providing flexibility to reinvest and return capital once leverage ratio is met

Creating a Trusted Global Marketplace for Value-Added Insights, Services and Transaction Solutions

- Allows Ritchie Bros. to Enter Adjacent Vehicle Market
- Creates Leading Omnichannel Platform to Empower Customers With Enhanced Insights
- Expands Global Yard Footprint to Enhance Proximity and Increase Customer Reach
- Broadens Capacity to Meet Insurance Carriers' Needs for Catastrophic Events

Ann Fandozzi, CEO of Ritchie Bros., Discusses Why IAA's Yards Are Critical to Ritchie Bros.' Satellite Yard Strategy

Download Infographic

---

[1] Potential opportunities and related information included for illustrative purposes only and do not imply future targets, expectations or guidance. Estimates do not incorporate potential costs to achieve or specific timeframes. [illegible]

[2] Potential opportunities and related information included for illustrative purposes only and do not imply future targets, expectations or guidance. Estimates do not incorporate potential costs to achieve or specific timeframes. Figures are illustrative and un-discounted.

[3] Reflects midpoint of range of estimated run-rate cost synergies ($110m). Figures are illustrative and un-discounted.

[4] Adjusted EBITDA is calculated by adding back depreciation and amortization, interest expense, income tax expense, and subtracting interest income from net income, as well as adding back share-based payments expense, acquisition-related costs, loss (gain) on disposition of property, plant and equipment, remeasured and ongoing transaction costs, and excluding the effects of any nonrecurring or unusual adjusting items.

[5] Diluted adjusted EPS attributable to stockholders is calculated by dividing adjusted net income attributable to stockholders, net of the effect of dilutive securities, by the weighted average number of dilutive shares outstanding.

[6] Assumes realization of expected $100m - $120m+ in annual run-rate cost synergies.

[7] Assumes $110m run-rate cost synergies. Adjusted EBITDA per company's reported definition, which includes add-backs for share-based payments expense, acquisition related costs, loss / (gain) on disposition of property plant and equipment, change in fair value of derivatives, and non-recurring advisory, legal and restructuring costs.

Shareholder Resources

Shareholder Letters

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A Message from CEO Ann Fandozzi — Download PDF

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A Message from CEO Ann Fandozzi — Download PDF

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Ritchie Bros. CEO Year-End Letter to Shareholders — Download PDF

Press Releases

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Ritchie Bros. Mails Letter to Shareholders — Download PDF

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Ritchie Bros. Releases Presentation Highlighting Benefits of Proposed IAA Transaction, Addressing Luxor's Misleading Claims and Correcting Luxor's Flawed Analysis — Download PDF

[illegible]
Ritchie Bros. Reports Fourth Quarter 2022 Financial Results — Download PDF

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Ritchie Bros. Mails Definitive Proxy Statement and Letter to Shareholders — Download PDF

[illegible]
IAA, Inc. Announces Preliminary Fourth Quarter and Full Year 2022 Financial Results — Download PDF

[illegible]
Ritchie Bros. Announces Preliminary Fourth Quarter & Full Year 2022 Financial Results — Download PDF

[illegible]
Ritchie Bros. and IAA Announce Amended Merger Agreement That Enhances Value for Ritchie Bros. Shareholders While Increasing Cash Consideration for IAA Shareholders — Download PDF

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Ritchie Bros. Announces $500 Million Strategic Investment from Starboard Value — Download PDF

[illegible]
Ritchie Bros. and IAA Announce Receipt of Regulatory Clearances for Proposed Merger — Download PDF

[illegible]
Ritchie Bros. to Acquire IAA and Create a Leading Global Marketplace for Commercial Assets and Vehicles — Download PDF

Presentations and Infographics

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Ritchie Bros. Investor Update Presentation — Download PDF

[illegible]
Ritchie Bros. Yard Infographic — Download PDF

[illegible]
Ritchie Bros. Transaction Update Presentation — Download PDF

[illegible]
Ritchie Bros. Investor Update Presentation — Download PDF

[illegible]
Ritchie Bros. / IAA Transaction Presentation — Download PDF

[illegible]
Ritchie Bros. / IAA Transaction Infographic — Download PDF

Videos

[illegible]
Ann Fandozzi, CEO of Ritchie Bros., Discusses Why IAA's Yards Are Critical to Ritchie Bros.' Satellite Yard Strategy — Watch Video

[illegible]
Ann Fandozzi Mad Money Interview — Watch Video

[illegible]
Ann Fandozzi Mad Money Interview — Watch Video

Filings

SEC Filings — Click Here

Questions

If you need assistance voting your shares, please contact our proxy solicitors:

Laurel Hill Advisory Group
North American Toll Free
(877) 452-7184
Outside North America:
(416) 304-0211
assistance@laurelhill.com

Investors

Sameer Rathod
Vice President, Investor Relations & Market Intelligence
(510) 381-7584
srathod@ritchiebros.com

Media

Barrett Golden / Lucas Pers / Haley Salas
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

Support for Transaction

IAA Acquisition Creates Significant Strategic and Financial Benefits

Scotiabank

"We believe the merger will lead to significant upside in the share price in the next couple of years."

13D Monitor

"IAA and Ritchie are ripe with synergies, both selling goods on an online auction marketplace."

CNBC

"This could do very, very well and be more accretive than people realize."

Gordon Haskett

"Northcoast apparently sees an opportunity for RBA to turn the transaction into a big value creator."

Scotiabank

"The combination offers strategic opportunities for RBA and IAA unique to this transaction. For RBA, IAA adds scale, brings complementary capabilities (i.e. process, transaction automation), and enables it to accelerate its marketplace transformation. For IAA, RBA may facilitate the expansion (or recovery) of its market share. We dug in. And, we dig it."

National Bank

"The deal makes sense from a bottom-line perspective because of the weakness of IAA's share price [illegible] and the combined financial earnings power of the pro forma entity. ... We also appreciate the secular growth dynamics present in salvage auto auction market that has seen a growing number of vehicles being auctioned off every year."

Reuters Breakingviews

"The transaction has strategic merit. IAA is cheap, like many other post-pandemic comedowns, so it makes sense for Ritchie to pounce."

Northcoast Research

"We see the salvage business being one of the more consistent but [illegible] growing segments of the auto retail market... We feel RBA is acquiring IAA for a very reasonable price. We have long felt IAA had margin potential to be unleashed compared to rival Copart and have no reason to think this margin gap cannot be narrowed under Ritchie ... Great businesses should deserve premium multiples and we expect the combined Ritchie and IAA to be one of the best in our coverage list."

Barrington Research Associates

"The pending acquisition has an attractive financial profile that on a combined TTM basis generates $14.5 billion of GTV, $3.6 billion of revenue, $1 billion of adjusted EBITDA and $600 million of free cash flow."

Value Upside from the IAA Acquisition Increasingly Recognized

Stephens

"If IAA/RBA update the merger agreement, we believe the deal now gets approved with higher cash consideration."

Northcoast Research

"We see a path to $100 [for RBA] over the next several years if management executes well. We like what RBA brings to IAA ... and what IAA brings to RBA ... we believe the company's $100-$120 million cost synergy projection is credible."

Northcoast Research

"Post the transaction update provided by Ritchie, we feel better about what we believe was already a unique and attractive situation for investors."

Scotiabank

"As reflected in the shares of RBA and IAA, the update meaningfully raises confidence levels regarding the strategic rationale of (and potential upside from) the merger ... we view [Starboard Value's] investment as a strong vote of confidence."

William Blair

"RBA shareholders get a slightly higher ownership and a special dividend while IAA shareholders will receive a larger cash payment and maintain the upside potential. Additionally, the amended offer now includes a special dividend and remains accretive to EPS after the first full year. Clearly the announcement and confidence will strengthen RBA's case for acquiring IAA. Additionally, the deal's chances of closing have moved up above 80%."

Ritchie Bros. Has Outperformed Relevant Indices Since Transaction Announcement

RBA
NASDAQ Composite
S&P 400
S&P/TSX Composite

Ritchie Bros. Management is Proven, Experienced and Able to Execute on this Transaction

Northcoast Research

"Given the industry growth potential as well as the Ritchie management team's expertise in the automotive industry, we feel the margin gap between IAA and Copart can be narrowed under the watchful eye of the Ritchie team and continue to hold a favorable view of the potential business combination."

Scotiabank

"Management's experience and understanding of what the owners want came through in the meetings and raised our confidence levels in their ability to execute on the integration, synergies, and value creation."

Northcoast Research

"We have long felt IAA had margin potential to be unleashed compared to rival Copart and have no reason to think this margin gap cannot be narrowed under the watchful eye of the Ritchie team."

Reuters

"We've got a lot of confidence in Ann. We think based on her success and her strategic initiatives that she put in place already, that she deserves the opportunity to execute on this."

Read More

13D Monitor

"Additionally, both Ritchie CEO Ann Fandozzi and COO Jim Kessler know the automotive business very well, having served at ABRA Auto Body and Glass, as CEO and COO, respectively. If Ann were not the CEO of Ritchie, she would be an excellent candidate to be the CEO of IAA. Now, in addition to operational synergies through the merger, IAA gets a top management team with experience in the industry who would be an excellent team to oversee the turnaround and integration of IAA."

Scotiabank

"Naturally, we think insurance companies prefer to have two strong competitors and, as such, assume there is a desire to balance the market such that Copart's network does not become dominant. The RBA/IAA combination provides an immediate opportunity to close the performance gap. As far as management teams go, we are confident RBA can improve service levels and customer relationships."

Baird

"We have a favorable view of both businesses ... CEO Ann Fandozzi (ABRA) and CFO Eric Jacobs (Cox) have considerable experience in the auto collision space and would be buying IAA at a substantial discount to Copart (17x) and its frequent historical range (15-21x)."

Multiple Ritchie Bros. Shareholders Publicly Support IAA Acquisition

REUTERS

[illegible]

"Large investors Eagle Asset Management and Independent Franchise Partners, which own 2.92% and 4.15% respectively of Ritchie Bros, helmed by CEO Ann Fandozzi, according to Refinitiv Eikon data and sources plan to vote for the proposed deal.

"We're broadly positive on it," said Eric Mintz, managing director of small cap growth and mid cap growth portfolios at Eagle Asset Management.

Independent Franchise Partners, which has been increasing its position in Ritchie Bros since the deal was announced, is also supportive of the deal, sources close to the firm told Reuters."

Read More

Bloomberg

[illegible]

"Eagle Asset Management Inc. also plans to vote in favor of the deal, portfolio manager Eric Mintz said in an interview. Funds managed by Eagle hold more than 2 million Ritchie shares, according to Mintz, who said Ritchie Chief Executive Officer Ann Fandozzi has made a strong case for the financial benefits of combining the two companies. 'We're supportive based on Ann's vision, and based on the dynamics of the market we're being quite positive,' Mintz said by phone. Eagle was previously an IAA shareholder, he said."

Read More

The Deal

[illegible]

"Three large shareholders came out Monday in support of the transaction. According to a spokesperson, Eagle Asset Management Inc., a 2.07% holder, backs the deal.

Also, an investment manager at a top-five institutional investor, told The Deal that he supports the transaction, adding that he believes IAA is structurally sound. The investor added that he really likes the Ritchie management team led by CEO Ann Fandozzi. 'They have a great track record, and we have high confidence in Ann and really see an opportunity to expand Ritchie's satellite strategy of getting closer to the [vehicle auction] yards,' the person said.

The person added that the fund has been accumulating Ritchie shares since the deal was announced.

Also, The Deal has learned that a multibillion-dollar fund accumulated a stake since the deal was announced and is supportive of the deal."

Read More

LAW360

[illegible]

"Many other shareholders are supporting the deal, including Starboard Value LP and those additional existing and new investors who bought our stock because they believe in the substantial value the combination creates and are now among our largest shareholders. Those investors include Independent Franchise Partners LLP and Eagle Asset Management Inc., the spokesperson confirmed."

Read More

Permission to use quoted neither sought nor obtained.

In the Press

Bloomberg

[illegible]

Ritchie CEO Promotes 'Magical' IAA Deal Ahead of Vote Showdown

Read More

REUTERS BREAKINGVIEWS

[illegible]

Ancora secures Ritchie Bros stake, criticizes investors opposing $6 bln IAA deal

Read More

Bloomberg

[illegible]

Ritchie's $6 Billion IAA Deal Gets Support From Major Holder

Read More

CNBC

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Ritchie Bros. CEO Ann Fandozzi on CNBC's "Mad Money"

Watch Video

The Deal

[illegible]

Ancora Acquires Ritchie Shares, Targets Luxor

Read More

The New York Times DealBook/

[illegible]

A big shareholder in Ritchie Bros. Auctioneers is supporting the company's $6 billion deal to buy IAA.

Read More

CNBC

[illegible]

Ritchie Bros. CEO Ann Fandozzi on CNBC's "Mad Money"

Watch Video

THE GLOBE AND MAIL

[illegible]

Innovator of the Year: How Ann Fandozzi is dragging Ritchie Bros. Auctioneers into the digital age

Read More

Permission to use quoted neither sought nor obtained.

FAQ

When is the Special Meeting in connection with the IAA acquisition?

The Special Meeting is scheduled for March 14, 2023.

What is the record date for the Special Meeting?

Ritchie Bros. shareholders of record as of January 25, 2023 are eligible to vote at the Special Meeting.

How does the Ritchie Bros. Board of Directors recommend that shareholders vote at the Special Meeting?

The Ritchie Bros. Board of Directors unanimously recommends that Ritchie Bros. shareholders vote "FOR" on the WHITE proxy for each of the proposals that are being considered at the Special Meeting.

How do Ritchie Bros. shareholders vote at the Special Meeting?

Information on how to vote can be found here.

rb RITCHIE BROS. | IAA

Shareholder Resources | Support for Transaction | In the Press | FAQ | How to Vote

How to Vote

Vote "FOR" on the WHITE proxy card for all proposals being considered at the Special Meeting on March 14, 2023.

Voting is Easy: Vote Well in Advance of the Proxy Deadline of March 10, 2023 at 11:30 am ET

Internet*
www.proxyvote.com

Telephone (IVR System)*
Call the applicable number listed on the proxy or voting instruction form.

By Mail
Return the proxy or voting instruction form in the provided envelope.

Proxy Filing

Questions or Require Voting Assistance?

LAUREL HILL
North American Toll Free:
(877) 452-7184
Outside North America:
(416) 304-0211
assistance@laurelhill.com

MACKENZIE PARTNERS, INC.
North American Toll Free:
(800) 322-2885
proxy@mackenziepartners.com